UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

SulphCo, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

865378103
(CUSIP Number)

Dr. Rudolph W. Gunnerman 6601 Windy Hill Reno, Nevada 89511 775-829-9904
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of  9)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 865378103		Page 2 of 9 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dr. Rudolph W. Gunnerman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 574,300
	8	SHARED VOTING POWER 27,697,913
	9	SOLE DISPOSITIVE POWER 74,300
	10	SHARED DISPOSITIVE POWER 28,197,913
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,272,213
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 865378103		Page 3 of 9 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Doris Gunnerman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,697,913
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,697,913
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,697,913
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! *

This Amendment No. 1 (this "Amendment") to a statement on Schedule 13D (the “Schedule 13D”) filed on January 12, 2007 with respect to the common stock, par value $.001 per share (the “Common Stock”), of SulphCo, Inc., a Nevada corporation (the “Company”), is being filed by Dr. Rudolph W. Gunnerman and his spouse, Doris Gunnerman (the “Reporting Persons”). The Schedule 13D filed January 12, 2007 contained errors in the number of shares of Common Stock beneficially held by the Reporting Persons. This Amendment corrects misstatements related to those errors. This Amendment amends the Cover Pages above (pages 2 and 3) and Items 3, 4, 5 and 6 of the Schedule 13D as set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth under Item 3 of the Schedule 13D is hereby deleted and replaced by the following:

In January 1999, Dr. Gunnerman formed GRD, Inc. (“GRD”), a Nevada corporation owned by him and Mrs. Gunnerman. On December 4, 2000, pursuant to an Exchange Agreement between the Company and GRD, the Company acquired all of the outstanding stock of GRD, and Dr. Gunnerman and Mrs. Gunnerman were issued an aggregate of 12,000,000 shares of Common Stock in exchange for their shares of capital stock of GRD (the “GRD Acquisition”).

Subsequent to the GRD Acquisition, the Reporting Persons acquired an additional 16,272,213 shares of Common Stock (net of sales and other dispositions) for an aggregate net purchase price of approximately $10,000,000. The source of all funds used to acquire shares of Common Stock purchased by the Reporting Persons since the date of the GRD Acquisition was the Reporting Persons’ own personal funds.

Item 4. Purpose of Transaction.

The information set forth under Item 4 of the Schedule 13D is hereby deleted and replaced by the following:

The shares of Common Stock reported herein were initially acquired by the Reporting Persons for investment purposes.

On January 12, 2007, Dr. Gunnerman delivered to the Company a written consent purporting to be executed by the holders of a majority of the Company’s outstanding shares of Common Stock (the “Written Consent”), which was signed by, among others, the Reporting Persons. The Written Consent provides for various amendments (the “Bylaw Amendments”) to the Company’s Amended and Restated Bylaws. The Bylaw Amendments include, among others, (a) the requirement that an Annual Meeting of the stockholders be held on the first Tuesday in April at 850 Spice Islands Drive, Sparks, Nevada; (b) modifications to the procedures for stockholder nominations of directors to serve on the Company’s Board of Directors; (c) the fixing of the number of Board members at six; (d) the elimination of “cause” as a requirement for the removal of directors; (e) the inability of the Board to remove any officer of the Company until the first annual Board meeting to be held following the next annual meeting of stockholders following January 11, 2007; (f) the inability of the Board of Directors to issue, prior to the next annual meeting of stockholders (i) any shares of capital stock of the Company entitled to more than one vote per share, and (ii) in the aggregate, in excess of 10% of the outstanding shares of capital stock of the Company; and (g) that the Amended and Restated Bylaws may be amended only by stockholders holding a majority of the Company’s voting stock.

Subsequent to their delivery of the Written Consent, the Reporting Persons became aware of a miscalculation in the number of shares of Common Stock held by the persons that had executed the Written Consent, including the Reporting Persons. The miscalculation resulted from the reliance by the Reporting Persons on information included in a Share Holder Report issued by the Company’s transfer agent with respect to the number of shares of Common Stock held by the Company’s stockholders. The Share Holder Report purported to be current, but was in fact outdated. Based on the correct number of shares of Common Stock actually held by the stockholders executing the Written Consent, including the Reporting Persons, the Written Consent was not executed by the holders of a majority of the outstanding shares of Common Stock.

Prior to the date hereof, in accordance with the federal securities laws, the Reporting Persons have contacted a limited number of stockholders of the Company believed by the Reporting Persons to hold, together with the Reporting Persons, a majority of the outstanding shares of Common Stock. The Reporting Persons are continuing their efforts to obtain the consent of the stockholders previously contacted by them, but no other stockholders, to the Bylaw Amendments. If the Reporting Persons are not successful in these efforts, the Reporting Persons will continue to explore their legal options as stockholders of the Company, and may as stockholders of the Company call a special meeting of the Company’s stockholders to consider amendments to the Company’s Amended and Restated Bylaws similar to the Bylaw Amendments.

The Reporting Persons may in addition (whether or not the Bylaw Amendments are adopted) propose their own slate of nominees for election at the Company’s next annual meeting of stockholders.

Other than as set forth above, at the present time, the Reporting Persons have no plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

The information set forth under Item 5 of the Schedule 13D is hereby deleted and replaced by the following:

The percentage of shares of Common Stock reported owned by each of the Reporting Persons in this Schedule 13D is based upon 72,570,910 shares of the Common Stock outstanding as reported in the Company’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 13, 2006.

As of January 15, 2007, Dr. Gunnerman beneficially owned 28,272,213 shares of Common Stock constituting approximately 39% of the Company’s outstanding shares of Common Stock. The shares held by Dr. Gunnerman include (i) 27,697,913 shares held jointly with Mrs. Gunnerman, (ii) 74,300 shares held by Dr. Gunnerman individually, and (iii) 500,000 shares which have been pledged (the “Pledged Shares”) by Dr. Gunnerman to Argyle Equities LLC (“Argyle”).

As of January 15, 2007, Mrs. Gunnerman beneficially owned 27,697,913 shares of Common Stock constituting approximately 38.2% of the Company’s outstanding shares of Common Stock, all of which are held jointly with Dr. Gunnerman.

The Reporting Persons share the power to vote and dispose of, or to direct the vote or disposition of, the 27,697,913 shares of Common Stock held by them jointly.

Dr. Gunnerman has the sole power to vote the 574,300 shares of Common Stock held solely by him. Dr. Gunnerman has the sole power to dispose of 74,300 shares of Common Stock held solely by him, and has shared power to dispose of the 500,000 Pledged Shares.

The following purchases of Common Stock were effected by Dr. Gunnerman in the past 60 days, constituting all transactions effected by the Reporting Persons in the Company’s Common Stock in the past 60 days. All of the purchases below were effected in the open market.

Date of Purchase	Shares Purchased	Price per Share
November 30, 2006	1,000	$4.95
December 1, 2006	150	$5.14
December 26, 2006	4,200	$4.65
December 26, 2006	1,800	$4.66
December 26, 2006	700	$4.67
December 26, 2006	2,500	$4.62
December 26, 2006	700	$4.63
December 26, 2006	100	$4.61
December 27, 2006	2,500	$4.69
December 27, 2006	2,500	$4.68
December 27, 2006	1,500	$4.62
December 27, 2006	1,000	$4.60
December 27, 2006	2,500	$4.67
December 27, 2006	2,500	$4.69
December 27, 2006	2,500	$4.63
December 28, 2006	6,200	$4.55
December 28, 2006	600	$4.57
December 28, 2006	3,200	$4.57
January 8, 2007	200	$3.94
January 8, 2007	5,000	$3.92
January 8, 2007	1,100	$3.93
January 8, 2007	3,700	$3.95
January 11, 2007	5,000	$3.57

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 6 of the Schedule 13D is hereby deleted and replaced by the following:

Pursuant to a Pledge Agreement (the “Pledge Agreement”), dated March 29, 2004, entered into by Dr. Gunnerman in favor of Argyle, Dr. Gunnerman pledged 500,000 shares of Common Stock to Argyle to secure his obligations with respect to a loan made by Argyle to Dr. Gunnerman. The Pledge Agreement provides Dr. Gunnerman voting rights with respect to the Pledged Shares.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named herein and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

99.1	Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated: January 15, 2007	By:	/s/ Rudolph W. Gunnerman
Rudolph W. Gunnerman

Dated: January 15, 2007	/s/ Doris Gunnerman
Doris Gunnerman

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto relating to the securities of SulphCo, Inc., and hereby affirm that this Amendment No. 1 to Schedule 13D is being filed on behalf of each of the undersigned.

Dated: January 15, 2007	By:	/s/ Rudolph W. Gunnerman
Rudolph W. Gunnerman

Dated: January 15, 2007	/s/ Doris Gunnerman
Doris Gunnerman